UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation
(Name of Issuer)

Shares of Common Stock, $0.01 Par Value
(Title of Class of Securities)

5590913 07
(CUSIP Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Phone: (516) 887-8200
Fax: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5590913 07

1	Name of Reporting PersonI.R.S. Identification No. of Above Person.
ANS Investments LLC

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:
Delaware

	7	Sole Voting Power
		0

Number of	8	Shared Voting Power
Shares		303,690
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		2,000
Person With
	10	Shared Dispositive Power
		303,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person
303,690 shares of common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)
Less than 1% of the issued and outstanding shares of common stock

14	Type of Reporting Person (See Instructions)
PN

CUSIP No. 5590913 07

1	Name of Reporting PersonI.R.S. Identification No. of Above Person.
Jonah Meer

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:

USA
	7	Sole Voting Power
		303,690

Number of	8	Shared Voting Power
Shares		303,690
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		86,500
Person With
	10	Shared Dispositive Power
		303,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person
303,690

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)
Less than 1% of the issued and outstanding shares of common stock

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 5590913 07

1	Name of Reporting PersonI.R.S. Identification No. of Above Person.
Yonado Ltd.

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:
State of Israel

	7	Sole Voting Power
		0

Number of	8	Shared Voting Power
Shares		303,690
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		95,800
Person With
	10	Shared Dispositive Power
		303,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person
303,690 shares of common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)
Less than 1% of the issued and outstanding shares of common stock

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 5590913 07

1	Name of Reporting PersonI.R.S. Identification No. of Above Person.
Langston Company Holding Ltd.

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization:
British Virgin Islands

	7	Sole Voting Power
		0

Number of	8	Shared Voting Power
Shares		303,690
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting		121,390
Person With
	10	Shared Dispositive Power
		303,690

11	Aggregate Amount Beneficially Owned by Each Reporting Person
303,690 shares of common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)
Less than 1% of the issued and outstanding shares of common stock

14	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer
This statement relates to the common stock, $0.01 par value, of Magellan Petroleum Corporation, a Delaware Corporation (the “Issuer"). The principal offices of the Issuer are located at 10 Columbus Boulevard, Hartford, CT 06106

Item 2. Identity and Background
1.
(a)	The name of the entity filing this statement is ANS Investments LLC (“ANS”).
(b)	ANS is a limited liability company with a business address at 50 Battery Place, Suite 7F, New York, NY 10280.
(c)	The present business of ANS is investing in securities and other businesses.
(d)	During the last five years, ANS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, ANS was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	ANS is organized in the State of Delaware.

2.
(a)	The name of the person filing this statement is Jonah Meer (“Meer”).
(b)	The business address of Meer is 50 Battery Place, Suite 7F, New York, NY 10280.
(c)	Meer is an investor, and businessman and attorney licensed to practice law in the State of New York. The business address of Meer is set forth above.
(d)	During the last five years, Meer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, Meer was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	Meer is a citizen of the United States.

3.
(a)	Yonado Ltd. (“Yonado”).
(b)	Yonado is a corporation with a business address c/o ANS, 50 Battery Place, Suite 7F, New York, NY 10280.
(c)	The present business of Yonado is investing in securities and other businesses.
(d)	During the last five years, Yonado has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, Yonado was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	Yonado is organized in the State of Israel.

4.
(a)	Langston Company Holding Ltd. (“Langston”).
(b)	Langston is a corporation with a business address c/o ANS, 50 Battery Place, Suite 7F, New York, NY 10280.
(c)	The present business of Langston is investing in securities and other businesses.
(d)	During the last five years, Langston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, Langston was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	Langston is organized in the British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration
Each of ANS, Meer, Yonado and Langston paid an average price per share of $1.0895, $1.0248, $1.0748 and $1.032, respectively, for the purchase of the shares of the Issuer described above. Said funds were paid from the working capital of each of the entities and from the personal funds of Meer.

Item 4. Purpose of Transaction
The Reporting Persons engaged in such transaction for the purpose of effectuating a change in the present Board of Directors of the Issuer. The Reporting Persons may hereafter acquire in excess of 5% of the Issuer’s issued and outstanding share capital in open market purchases and privately negotiated transactions and may contact other stockholders of the Issuer in connection with said intention.

Item 5. Interest in Securities of the Issuer
(a)
As of the date hereof, the Issuer has 41,500,325 issued and outstanding shares of common stock. The Reporting Persons own an aggregate of 303,690 shares, representing less than 1% of the issued and outstanding common stock of the Issuer.

(b)	1. ANS
Number of shares as to which such person has:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 303,690
Sole power to dispose or direct the disposition of: 2,000
Shared power to dispose or direct the disposition of: 303,690
ANS granted Meer an irrevocable proxy to vote the 2,000 shares of the Issuer owned by ANS.
2. Meer
Number of shares as to which such person has:
Sole power to vote or direct the vote: 303,690
Shared power to vote or direct the vote: 303,690
Sole power to dispose or direct the disposition of: 86,500
Shared power to dispose or direct the disposition of: 303,690
Meer was granted an irrevocable proxy to vote the shares owned by each of ANS, Yonado and Langston. Meer, as the principal executive officer of ANS, has the sole power to dispose of or direct the disposition of the 2,000 shares owned by ANS.

3. Yonado
Number of shares as to which such person has:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 303,690
Sole power to dispose or direct the disposition of: 95,800
Shared power to dispose or direct the disposition of: 303,690
Yonado granted Meer an irrevocable proxy to vote the 95,800 shares of the Issuer owned by Yonado.
4. Langston
Number of shares as to which such person has:
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 303,690
Sole power to dispose or direct the disposition of: 121,390
Shared power to dispose or direct the disposition of: 303,690
Langston granted Meer an irrevocable proxy to vote the 121,390 shares of the Issuer owned by Langson.
(c)	Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.
(d)	No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have orally agreed to act as a group for purposes of effectuating a change in the composition of the Board of Directors of the Issuer. Other than the proxies granted to Meer from ANS, Yonado and Langston, there are no written contracts or agreements among the Reporting Persons with respect to the shares described herein.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement among ANS Investments LLC, Jonah Meer, Yonado Ltd. and Langston Company Holding Ltd. dated March 10, 2008
99.2	Letter dated March 6, 2008 addressed to Magellan Petroleum Corporation
99.3	Proxy granted by ANS Investments LLC to Jonah Meer
99.4	Proxy granted by Yonado Ltd. to Jonah Meer
99.5	Proxy granted by Langston Company Holding Ltd. to Jonah Meer

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the signatories hereto certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 2008
ANS INVESTMENTS LLC

	By:	/s/ Jonah Meer
By: Jonah Meer
Title: Chief Executive Officer

By:	/s/ Jonah Meer
Jonah Meer

YONADO LTD.

By:	/s/ Yaron Levi
By: Yaron Levi
Title: President

LANGSTON COMPANY HOLDING LTD.

By:	/s/ Hemda Artzi
By: Hemda Artzi
Title: President

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).